Mail Stop 4561

August 9, 2006

James A. White
Chief Financial Officer
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309

     Re: **BankAtlantic Bancorp, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Filed March 16, 2006
             File No. 001-13133

Dear Mr. White:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your future disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Policies

Valuation of securities and trading activities, page 62

1.   We note your disclosure on page 62 that you subscribe to a third-party service to obtain a pricing matrix to determine the fair value of your debt securities. In future filings, please disclose the following:

- The types of debt securities for which you use a pricing matrix or broker quotes to determine fair value;
- The types of debt securities for which quoted market prices are available;
- Quantify the total amount of investment securities for which quoted market prices are available but you use a pricing matrix or broker quotes to determine fair value; and
- If quoted market prices are available, your basis for using a pricing matrix or broker quotes for determining fair value.

Refer to paragraphs 110 and 111 of SFAS 115. Please provide us with your proposed future disclosure.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief